FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35300147952

Publicly-held Corporation

Annual General Shareholders’ Meeting of Gafisa S.A. (the “Company”) held on April 4, 2008, drawn in summary form

1. Date, Time and Place: On April 4, 2008, at 9:00 a.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: The call notice was published at the “Diário Oficial do Estado de São Paulo”, on March 6, 7 and 8 of 2008, on pages 27, 63 and 50, respectively, and at “Valor Econômico - Edição Nacional”, on March 6, 7 and 10 of 2008, on pages A10, A17 and B07, respectively.

3. Attendance: The shareholders representing 63.7% of the Company’s total voting capital, including the Officers, Wilson Amaral de Oliveira and Alceu Duilio Calciolari, as per the signatures of the “Shareholders’ Attendance Book”. In addition, the representative of the independent auditors, PricewaterhouseCoopers Auditores Independentes, Mr. Eduardo Rogatto Luque (CRC 1SP166259/O-4).

4. Presiding Board: Chairman: Wilson Amaral de Oliveira; and Secretary: Fabiana Utrabo Rodrigues.

5. Resolutions: By shareholders representing 63.7% of the Company’s voting capital present at the meeting, the dissenting votes and abstentions recorded following each resolution, the following resolutions have been taken:

5.1. The minutes of this Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

5.2. To approve, after being examined and discussed, with no restrictions, the following documents prepared by the management regarding the fiscal year ended December 31, 2007: (i) the Management Report; and (ii) the Financial Statements of the Company, along with the Explanatory Notes and the Accounting Firm Report, which were entirely published in the newspaper “Diário Oficial do Estado de São Paulo”, on March 5, 2008, pages 24, 25 and 26 , and in the newspaper “Valor Econômico - Edição Nacional”, on March 5, 2007, pages C06, C07 and C08, having the legal term being complied with.

The holders of 5,962 ADRs voted against this resolution. The holders of 1,265,486 ADRs, Msci Brazil (Free) Index Fund, Barclays Global Investors, N.A., Emerging Markets Sudan Free Equity Index Fund, Ishares Msci Bric Index Fund abstained from voting.

5.3. To approve, with no restrictions, the proposal to allocate the 2007 fiscal year’s net profits, on the total amount of R$ 113,602,923.62, as evidenced in the Explanatory Notes of the Financial Statements hereby approved, as per the recommendation of the Board of Directors recorded in the minutes of the meeting held on March 4, 2008, in the following manner:

(a) R$ 5,680,146.18 for the legal reserve;

(b) R$ 26,980,694.36 for payment of the minimum mandatory dividend, pursuant to item 5.4 below; and

(c) The remaining, on the amount of R$ 80,942,083.08, for the constitution of the statutory reserve, pursuant to Article 36, § 2º, (c) of the Company’s bylaws.

Holders of 17,342 ADRs voted against this resolution. Holders of 14.416 ADRs abstained from voting.

5.4. Pursuant to item 5.3.(b) above, to distribute dividends, on the total amount of R$26,980,694.36, as payment of the mandatory dividend related to the fiscal year ended December 31, 2007, corresponding to R$0.2084 per share, excluding treasury shares, and debt to the net profits’ account. The payments of such dividends shall be made on April 29, 2008, based on the shareholding position of April 4, 2008 for Bovespa shareholders and April 9, 2008 for NYSE shareholders, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of April 7, 2008. The shareholders with credit option registered with Banco Itaú S.A., Depositary Institution of the Company’s shares, shall have their dividends automatically credited until April 29, 2008. The shareholders that do not have credit option registered with Banco Itaú S.A. shall, as of this date, seek a branch of Banco Itaú S.A. to update their data to afterwards receive their dividends, which shall occur until April 29, 2008, observing the minimum term for deposit of three business days counted as of the update of their data. The dividends of the shareholders using fiduciary custody of CBLC - Companhia Brasileira de Liquidação e Custódia shall, on April 29, 2008, be credited pursuant to the registrations of that Institution.

5.5. To ratify the amount of R$ 4,995,000.00 paid as global remuneration of the Company’s administrators for 2007 and determine the amount of the annual global compensation of the Company’s administrators during the 2008 fiscal year of up to R$ 5,445,000.00, as both fixed and variable compensation, including benefits of any nature. The Board of Directors shall establish the individual amounts to be distributed to each of the Company’s administrators, considering his responsibilities, the time dedicated to his functions, his competence and professional reputation and the value of his services in the market.

Holders of 26,728 ADRs and Stichting Pensionfonds Abp voted against this resolution. Holders of 26,918 ADRs, American Fund Insurance Series Global Small Capitalization Fund, Smallcap World Fund Inc and American Funds Insurance Series New World Fund abstained from voting.

5.6. To elect the sitting members of the Company’s Board of Directors, whose term of office will be of 2 years, until the Annual General Meeting of 2010, following the indication of the Nominating and Governance Committee, as follows: (1) to reelect: (i) GARY ROBERT GARRABRANT, North-American, married, businessman, bearer of North-American Passport No. 025876261, enrolled with the CPF/MF under No. 743,170,831-91, domiciled in the City of Chicago, State of Illinois, United States of America, at Two North Riverside Plaza, suite 700; (ii) THOMAS JOSEPH MCDONALD, North-American, married, businessman, bearer of North-American Passport No. 700.909.550 and enrolled with the CPF/MF under No. 741.625.861/87, domiciled in the City of Chicago, State of Illinois, United States of America, at Two North Riverside Plaza, suite 700; (iii) RENATO DE ALBUQUERQUE, Brazilian, married, Architect Engineer, bearer of the Identity Card RG No. 856.180/SSP-SP, and enrolled with the CPF/MF under No. 007.477.268-68, resident and domiciled in the City of Barueri, State of São Paulo, at Alameda Noruega, No. 316, Alphaville Residencial 1; (iv) FÁBIO SCHVARTSMAN, Brazilian, Engineer, married, bearer of the Identity Card RG No. 4.144.579, SSP/SP and enrolled with the CPF/MF under No. 940.563.318-04, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Conselheiro Torres Homem, 401; (v) CAIO RACY MATTAR, Brazilian, married, Civil Engineer, bearer of the Identity Card RG No. 5.396.320-9 SSP/SP and enrolled with the CPF/MF under No. 034.118.768-24, domiciled in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio, 3.172, Jd. Paulista, CEP 01402-901; (vi) RICHARD L. HUBER, American, married, Businessman, bearer of the Identity Card RNE No. W230612-E and enrolled with the CPF/MF under No. 020.363.638-49, domiciled in the City of New York, State New York, United States of America, at 139 W. 78th St; and (2) to elect (vii) GERARD DINU REISS, naturalized Brazilian, married, Engineer, bearer of the Identity Card RG No. 3,175,254, SSP/SP, enrolled with the CPF/MF under No. 232,318,908-53, domiciled in the City of São Paulo, State of São Paulo, at Rua Cordeiro Galvão, 301, Alto de Pinheiros, CEP 05450-020. The last four members were elected as independent Board members; remaining two vacant seats at the Board of Directors.

Holders of 14,550 ADRs voted against this resolution. Holders of 8,792,452 ADRs, Morgan Stanley Investment Management Emerging Markets Trust, Bell Atlantic Master Pension Trust, Van Kampen Series Fund Inc Van Kampen Emerging Markets Fund, Japan Trustee Services Bank, Ltd. as T F S T A B Co Ltd Tr F and The Latin America Discovery Fund Inc abstained from voting.

5.7. To record that the résumés of the Board members elected hereby have been presented to the General Meeting, in compliance with paragraph 2 of article 3 of Instruction CVM No. 367/02. The new Board member, after executing the Deed of Consent of Managers to the rules of the São Paulo Stock Exchange’s (Bolsa de Valores de São Paulo - BOVESPA) Novo Mercado Listing Rules and once holder of at least 1 share of the capital stock of the Company will take office upon execution of the investiture instrument in the appropriate book.

5.8. Due to the non-presentation of the request foreseen in paragraph 2 of Article 161 of Law No. 6,404/76, the Fiscal Council was not installed.

6. Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up, as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Wilson Amaral de Oliveira, President; Fabiana Utrabo Rodrigues, Secretary; Wilson Amaral de Oliveira, Chief Executive Officer; Alceu Duilio Calciolari, Investor Relations and Chief Financial Officer; Eduardo Rogatto Luque, PricewaterhouseCoopers Auditores Independentes; EIP Brazil Holdings, Gary Robert Garrabrant, Thomas Joseph McDonald, Represented by Ronald Herscovici; Wilson Amaral de Oliveira; Alceu Duilio Calciolari; Citibank NA, Represented by Diego dos Santos Gomes Silva; Janus Overseas Fund, Smallcap World Fund Inc, Fidelity Emerging Markets Fund, Aim Developing Markets Fund, Vanguard Emerging Markets Stock Index Fund, Aim International Emerging Growth Fund, Alpine International Real Estate Equity Fund, Harbor International Growth Fund, Morgan Stanley Investment Management Emerging Markets Trust, The Marsico International Opportunities Fund, American Fund Insurance Series Global Small Capitalization Fund, Janus Adviser International Growth Fund, Schroder Brics Equity Mother Fund, American Funds Insurance Series New World Fund, ING Marsico International, Opportunities Portfolio, TCW Americas Development Association LP, Fidelity Investment Trust Latin America Fund, College Retirement Equities Fund, Bell Atlantic Master Pension Trust, Fidelity Advisor Series VIII Latin America Fund, Telcordia Technology Pension Plan, Van Kampen Series Fund Inc Van Kampen Emerging Markets Fund, The Master Trust Bank of Japan Ltd. Re: Mtbc400035147, The Texas Education Agency, SPDR S&P Emerging Latin Amer ETF, Fidelity Latin America Fund, Eaton Vance Structured Emerging Markets Fund, Rockfeller Brothers Fund, John Hancock Trust International Equity Index Trust A, John Hancock Trust International Equity Index Trust B, John Hancock Trust International Opportunities, John Hancock Funds II International Equity Index Fund, Turner International Core Growth Fund, Balentine International Equity Fund Select LP, Oppenheimer International Small Company Fund, Norges Bank, Axa Premier Vip Trust - Axa Premier Vip International Equity Portfolio, Eq Advisors Trust, Stichting Pensionfonds Abp, The Wellcome Trust Limited, The Latin America Discovery Fund Inc, Japan Trustee Services Bank, Ltd. as T F S T A B Co Ltd Tr F, Fidelity Investment Services Ltd. For O B F I M Fund, Vanguard Investment Series Plc, Morgan Stanley Offshore Emerging Markets Fund, JPMorgan Latin America Fund, Blue Ride Limited Partnership, Blue Ride Offshore Master Ltd Partnership, Taconic Master Fund 1.5 Lp, Taconic Master Fund Lp, Ishares Msci Brazil (Free) Index Fund, Barclays Global Investors, N.A, Emerging Markets Sudan Free Equity Index Fund, Ishares Msci Bric Index Fund, Fidelity Funds - Latin America Fund, Fidelity Funds - Emerging Markets Fund, Emerging Markets Equity Managers: Portfolio 1 Offshore Master LP, W T I T I B of the International Mul Serv, IBM Tax Deffered Savings Plan, State B A T C I F F T R Plans, Represented by Alder Thiago Bastos.

São Paulo, April 4, 2008.

Fabiana Utrabo Rodrigues
Secretary